north BANCSHARES, INC.

2002 ANNUAL REPORT

BUILDING

SERVICE

COMMUNIT



BANKING

RELATIONS

INVOLVEMENT

TABLE OF CONTENTS

north
BANCSHARES, INC.

100 West North Avenue at Clark • Chicago, Illinois 60610-1399 • (312) 664-4320

March 17, 2003

To Our Shareholders:

Fiscal year 2002 saw the economy struggling to gain momentum. A number of large public and professional companies dominated the news with stories of earnings restatements, accounting irregularities, document shredding and the misdeeds of corporate executives. The Federal Reserve reduced short term interest rates to levels not seen in forty years because of the struggling economy, investor fears regarding the quality of earnings reports at large companies and the potential for additional terrorist attacks. Even now, low consumer confidence, the threat of war in Iraq and the reluctance of businesses to hire and invest in capital improvements have kept the brakes on an economic recovery.

During 2002, we signed a lease for a new branch office with occupancy expected by the end of 2003. It is located within our current market area and we anticipate the location will provide us with a new source of core deposits. We continued the diversification of our loan portfolio into commercial real estate and consumer loans, while selling long term fixed rate loans. These higher-yielding consumer and commercial real estate loans carry shorter terms to maturity and reprice faster than residential mortgages which will result in future earnings being less susceptible to movements in interest rates.

We continued to grow our core deposit products with our checking and money market deposit accounts growing by 3% over year end 2001 and, within that category, non-interest checking accounts growing 13%. We will continue to expand and focus our marketing efforts with these products into the newly revitalized near north and near northwest sides of the city, around our branch in Wilmette and our new branch in Humbolt Park.

We just introduced our internet banking product and a number of our customers are now using the service. The internet has become an integral part of all our lives over the past several years and banking by phone, from home or the office, or through the use of small hand held devices is becoming as commonplace as going to the branch. It is our belief that full service branches and the internet will be important delivery channels for financial services in the future.

We believe that we can continue to create long-term shareholder value by maintaining and expanding our commitment to the communities we serve and continuing to pursue our plan of expanding and enhancing our balance sheet with the products and services that our customers demand and deserve.

Sincerely,

Mary Ann Hass
Chairman of the Board

Joseph A. Graber
President and Chief Executive Officer

Set forth below is selected financial data of the Company. This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and the Notes thereto contained in this annual report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	December 31,				
	2002	2001	2000	1999	1998
	(In thousands-except per share data)				
Selected Financial Condition Data:					
Total assets	$137,793	$136,761	$134,581	$130,689	$125,832
Loans receivable, net	86,464	93,425	90,765	88,989	82,123
Mortgage-backed securities held to maturity	---	---	---	---	4,478
Securities available for sale	26,875	18,753	30,541	31,578	25,764
Deposit accounts	90,150	87,448	81,317	76,506	76,222
Borrowed funds	31,000	31,750	38,200	41,100	34,100
Stockholders' equity	13,905	13,493	12,783	11,253	13,322

	Year Ended December 31,				
Selected Operating Data:	2002	2001	2000	1999	1998
Total interest income	$8,390	$9,219	$9,250	$8,837	$8,644
Total interest expense	4,420	5,626	5,787	5,276	5,104
Net interest income before provision for loan losses	3,970	3,593	3,463	3,561	3,540
Provision for loan losses	28	36	31	17	6
Net interest income after provision for loan losses	3,942	3,557	3,432	3,544	3,534
Non-interest income (loss):					
Gain (loss) on sale of securities available for sale	181	11	(138)	75	75
Gain (loss) on sale of loans held for sale	75	64	(12)	---	3
Gain on sale of real estate	---	---	1,322	---	---
Other than temporary decline in value of securities available for sale	---	---	(24)	(66)	---
Service fees and other non-interest income	326	323	308	299	281
Total non-interest income	582	398	1,456	308	359
Non-interest expense	3,344	3,157	3,065	2,954	3,146
Income before tax expense	1,180	798	1,823	898	747
Income tax expense	460	313	453	362	235
NET INCOME	$720	485	1,370	536	512
Basic earnings per share	$.62	.42	1.17	.45	.42
Diluted earnings per share	$.62	.42	1.16	.44	.40
Dividends paid per share	$.44	.44	.44	.44	.40

SELECTED FINANCIAL RATIOS AND OTHER DATA

	December 31,				
	2002	2001	2000	1999	1998
PERFORMANCE RATIOS:					
Return on assets (ratio of net income to average assets)	0.52%	0.35%	1.04%	0.42%	0.41%
Return on stockholders' equity (ratio of net income to average equity)	5.28	3.72	11.68	4.36	3.70
Interest rate spread information:					
Average during year	2.45	2.09	2.09	2.30	2.33
End of year	2.21	2.15	2.13	2.35	2.36
Net interest margin	2.95	2.67	2.68	2.83	2.94
Ratio of operating expenses to average assets	2.41	2.30	2.33	2.30	2.54
Efficiency ratio [(1)]	.74	.79	.62	.76	.81
Ratio of average interest-earning assets to average interest-bearing liabilities	115.05	114.03	113.31	112.76	114.43
ASSET QUALITY RATIOS:					
Non-performing assets to total assets at end of year	0.00	0.00	0.00	0.00	0.02
Allowance for loan losses to non-performing loans	N/A[(2)]	N/A[(2)]	N/A[(2)]	N/A[(2)]	891.67
Allowance for loan losses to loans receivable	0.38	0.32	0.29	0.26	0.26
CAPITAL RATIOS:					
Stockholders' equity to total assets	10.09	9.87	9.50	8.61	10.59
Average stockholders' equity to average assets	9.82	9.49	8.93	9.56	11.18
Shares outstanding-actual	1,138,029	1,156,774	1,181,253	1,231,207	1,262,893
Book value per share	12.22	11.66	10.82	9.14	10.55
NUMBER OF FULL SERVICE OFFICES:	2	2	2	2	2

(1) Includes gains on sales.
(2) Not applicable because the Company had no non-performing loans as of December 31, 2002, 2001, 2000 and 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

North Bancshares, Inc. (the "Company") was organized on September 23, 1993 under Delaware law as the holding company for North Federal Savings Bank (the "Bank"). In connection with the Bank's conversion from a federally chartered mutual savings bank to a stock savings bank, the Bank issued all of its common stock to the Company for approximately 50% of the net proceeds of the conversion. At December 31, 2002, there were 1,138,029 outstanding shares of common stock. The Company's common stock trades on The Nasdaq Stock Market under the symbol "NBSI."

The primary business of the Company is that of an independent, community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public, obtains brokered deposits or borrows funds and uses such funds to originate or acquire one- to four-family residential mortgages, loans secured by multi-family apartment buildings, commercial real estate loans and equity loans and lines of credit secured by real estate. The Company also purchases participating interests in commercial real estate loans and maintains a commercial line of credit with a manufactured housing developer. The Company's shorter term investments are primarily federal agency securities, investment grade securities, mortgage-backed securities and federal funds.

The Company's consolidated results of operations are primarily dependent on net interest income, which is the difference between the interest earned on interest-earning assets and the interest paid on deposits and borrowings and, to a lesser degree on non-interest income and non-interest expense. The Company's operating expenses consist principally of employee compensation, occupancy expenses and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

FORWARD-LOOKING STATEMENTS

When used in this Annual Report and in other filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "Will likely result," "are expected to," "will continue", "is anticipated", "estimate", "project", "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs; (2) changes in management's estimate of the adequacy of the allowance for loan losses; (3) competitive pressures among depository institutions; (4) interest rate movements and their impact on customer behavior and the Company's net interest margin; (5) the impact of repricing and competitor's pricing initiatives on loan and deposit products; (6) the Company's ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (7) the Company's ability to access cost-effective funding; (8) changes in financial markets and general economic conditions; (9) new legislation or regulatory changes; (10) changes in accounting principles, policies or guidelines.

The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

MANAGEMENT STRATEGY

- Continue to expand consumer and commercial real estate lending in order to diversify the asset mix while maintaining the Company's record of excellent asset quality.
- Increase the origination and sale of long term fixed rate loans into secondary markets.
- Continue to focus on shifting liabilities from higher cost certificates of deposit to lower cost, fee-generating transaction accounts and money market deposit accounts.
- Continue to develop relationships with other financial institutions in order to participate or offer participations in multi-family apartment building and commercial real estate loans.
- Continue to expand our third-party loan originator network.
- Continue to expand our marketing efforts in order to promote products to individuals and families who move into the area, and promote our products and services on the Bank's Internet Web page.
- Continue to seek out new branch locations in markets that are under-served that provide good potential for growth.
- Promote internet banking and electronic bill payment services.
- Continue to evaluate and reduce non-interest expenses in order to achieve additional cost savings;
- Maintain a high dividend payout ratio.
- Continue to evaluate stock repurchase programs in light of the effect on earnings per share, book value, stock options exercised and availability of funds.

ASSET/LIABILITY MANAGEMENT

A key component of successful asset/liability management is the monitoring and management of interest rate risk sensitivity, which includes the repricing and maturity of interest-earning assets and interest-bearing liabilities. The Bank has an Asset-Liability Risk Management Committee and an Interest Rate Committee that meet on a regular basis to review the business plan and assess the Bank's investment portfolio and deposit pricing, and meet quarterly to assess economic conditions and to consider methods of managing the Bank's asset and liability mix and overall sensitivity to interest rates.

ANALYSIS OF NET INTEREST INCOME

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

	2002			2001		
	Average outstanding balance	Interest Earned\ Paid	Yield\ Rate	Average outstanding balance	Interest Earned\ Paid	Yield\ Rate
	(Dollars in thousands)					
INTEREST-EARNING ASSETS:						
Loans receivable (1)	$ 92,441	$ 6,641	7.18%	$ 91,040	$ 6,842	7.52%
Securities available for sale	29,388	1,554	5.29	30,591	1,913	6.25
Federal funds sold and interest-earning	12,792	195	1.49	12,743	464	3.64
Total interest-earning assets	134,621	8,390	6.23	134,374	9,219	6.86
Non-interest-earning assets	4,233			3,138		
Total assets	138,854			137,512		
INTEREST-BEARING LIABILITIES:						
MMDA & NOW accounts	27,363	512	1.87	25,147	810	3.22
Passbook accounts	12,266	204	1.66	12,153	316	2.60
Certificate accounts	44,963	1,971	4.38	42,681	2,326	5.45
Borrowed funds	32,423	1,733	5.34	37,858	2,174	5.74
Total interest-bearing liabilities	117,015	4,420	3.78	117,839	5,626	4.77
Non interest-bearing deposits	4,643			3,311		
Other liabilities	3,546			3,310		
Total liabilities	125,204			124,460		
Stockholders' equity	13,650			13,052		
Total liabilities and stockholders' equity	138,854			137,512		
Net interest income/interest rate spread (2)		$ 3,970	2.45%		$ 3,593	2.09%
Net earning assets/net interest margin (3)	$ 17,606		2.95%	$ 16,535		2.67%
Percentage of interest-earning assets to interest-bearing liabilities		115.05%			114.03%	

1. Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
2. Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
3. Net interest margin represents net interest income divided by average interest-earning assets.

WEIGHTED AVERAGE YIELD ANALYSIS

The following table presents the yields received on loans, securities available for sale, federal funds and other interest-earning assets and the rates paid on deposits and borrowed funds and the resultant interest rate spreads at the dates indicated.

	At December 31, 2002	At December 31, 2001
WEIGHTED AVERAGE YIELD ON:		
Loans receivable	6.76%	7.20%
Securities available for sale [1]	5.77	6.52
Federal funds sold and interest-earning deposits	2.19	1.45
Combined weighted average yield on interest-earning assets	5.69	6.26
WEIGHTED AVERAGE RATE PAID ON:		
Passbook accounts	1.25	2.00
MMDA & NOW accounts	1.25	2.26
Certificate accounts	4.25	4.91
Borrowed funds	5.19	5.36
Combined weighted average rate paid on interest-bearing liabilities	3.48	4.11
SPREAD	2.21%	2.15%

[1] Mortgage-backed securities are net of premiums and discounts

RATE AND VOLUME ANALYSIS

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to changes in outstanding balances (volume) and that due to changes in interest rates (rates). For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (I) changes in volume (i.e., changes in volume multiplied by current rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2002 vs 2001		
	Increase (Decrease) Due to		Total
	Volume	Rate	Increase (Decrease)
	(In Thousands)		
Interest-earning assets:			
Loans receivable [1]	$101	$(302)	$(201)
Securities available for sale	(55)	(300)	(355)
Federal funds sold and interest-earning deposits	1	(274)	(273)
Total interest-earning assets	47	(876)	(829)
Interest-bearing liabilities:			
MMDA & NOW accounts	41	(339)	(298)
Passbook accounts	2	(114)	(112)
Certificate accounts	100	(455)	(355)
Borrowed funds	(290)	(151)	(441)
Total interest-bearing liabilities	(147)	(1,059)	(1,206)
Change in net interest income			$377

[1] Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

CHANGES IN FINANCIAL CONDITION

Total assets increased by $1.0 million and amounted to $137.8 million at December 31, 2002 from $136.8 million at December 31, 2001. The increase was primarily attributable to an $8.1 million increase in securities available for sale, partially offset by a $7.0 million decrease in net loans receivable.

Net loans receivable decreased by $7.0 million and amounted to $86.5 million at December 31, 2002 from $93.4 million at December 31, 2001. The decrease was due primarily to prepayments of loans as a result of the low interest rate environment. There was a $6.7 million increase in consumer one- to four-family loans which were mainly home equity loans or equity lines of credit. In addition, there was a $5.4 million increase in commercial real estate loans which was more than offset by a $17.7 million decrease in one- to four-family loans. The decrease in one- to four-family loans was primarily due to a focus on diversifying the loan portfolio with more consumer and commercial loans and customers refinancing. The Company originated $46.0 million in loans during the year ended December 31, 2002 compared with $35.6 million during the year ended December 31, 2001. Repayments totaled $49.0 million and loan sales totaled $3.9 million during the year ended December 31, 2002, compared with $30.5 million in repayments and $2.3 million in loan sales during the year ended December 31, 2001. At December 31, 2002, the Bank had $1.2 million in loan applications pending approval, closing or funding and $9.7 million in unused equity lines of credit compared with $1.5 million in loan applications and $5.6 million in unused equity lines of credit outstanding at December 31, 2001.

Cash and cash equivalents decreased $1.4 million and amounted to $18.3 million at December 31, 2002 compared with $19.7 million at December 31, 2001. The decrease was primarily due to reinvesting federal funds into securities available for sale.

Total deposits increased by $2.7 million and amounted to $90.1 million at December 31, 2002 compared with $87.4 million at December 31, 2001. The increase was attributable to a $1.0 million increase in certificates of deposit and a $1.7 million increase in checking, money market deposit and passbook accounts. Non-interest bearing checking accounts increased 13% to $5.1 million at December 31, 2002 compared with $4.5 million at December 31, 2001. Management believes that the increase in deposits was due in part to customers seeking safety and convenience as a result of the decline in the stock markets and concerns about the economic recovery. Management has been replacing shorter-term, higher rate certificates with longer-term, lower rate certificates in order to reduce the overall cost of funds and to reduce interest rate sensitivity in future periods. The weighted average cost of interest-bearing deposits decreased to 3.18% at December 31, 2002 from 4.32% at December 31, 2001.

Borrowed funds decreased by $750,000 and amounted to $31.0 million at December 31, 2002 from $31.8 million at December 31, 2001. The decrease was attributable to the repayment of a higher cost FHLB advance.

Stockholders' equity was $13.9 million at December 31, 2002 compared with $13.5 million at December 31, 2001. The increase was primarily attributable to $301,000 improvement in other comprehensive income due primarily to the decline in interest rates and its positive effect on the value of the securities portfolios. This was partially offset by a $193,000 increase in treasury stock as a result of stock repurchases partially offset by stock awards. Retained earnings increased by net income of $720,000 which was partially offset by $508,000 in dividend payments. The loan that funded the employee stock ownership plan was repaid in the fourth quarter of 2002 and therefore stockholders' equity increased by $111,000 although this amount was offset by ESOP compensation expense recorded during the year. Book value increased to $12.22 at December 31, 2002 compared with $11.66 at December 31, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

GENERAL. Net income increased by $235,000 and amounted to $720,000 for the year ended December 31, 2002 as compared to $485,000 for the year ended December 31, 2001. Basic and diluted earnings per share amounted to $.62 for the year ended December 31, 2002, an increase of $.20 per share for the year ended December 31, 2001 from $.42 per basic share and diluted share for the year ended December 31, 2001. The increase was primarily attributable to a $377,000 increase in net-interest income before provision for loan losses partially offset by a $187,000 increase in non-interest expense. In addition, there was a $184,000 increase in non-interest income partially offset by a $147,000 increase in income tax expense.

INTEREST INCOME. Interest income decreased by $829,000 and amounted to $8.4 million for the year ended December 31, 2002 compared with $9.2 million for the year ended December 31, 2001. The decrease was primarily attributable to a decrease in the average yield on interest-earning assets to 6.23% for the year ended December 31, 2002 from 6.86% for the year ended December 31, 2001. The decrease in the average yield during the year was due primarily to the decline in market rates of interest that occurred during the years 2001 and 2002. This was compounded by a decrease in higher yielding loans receivable due to prepayments. These prepayments were reinvested into lower yielding securities available for sale and federal funds.

INTEREST EXPENSE. Interest expense decreased by $1.2 million and amounted to $4.4 million at December 31, 2002 compared with $5.6 million for the year ended December 31, 2001. The decrease was attributable to a $765,000 decrease in interest on deposit accounts and a $441,000 decrease in interest on borrowed funds. The average cost of borrowed funds decreased to 5.34% for the year ended December 31, 2002 from 5.74% for the year ended December 31, 2001. In addition, there was a decrease in the average cost of all interest bearing deposit accounts to 3.18% for the year ended December 31, 2002 from 4.32% for the year ended December 31, 2001 due to the decline in both short and long term interest rates during the years 2001 and 2002. The average balance of interest-bearing liabilities decreased to $117.0 million for the year ended December 31, 2002 from $117.8 million for the year ended December 31, 2001.

PROVISION FOR LOAN LOSSES. The Company added $28,000 to its allowance for loan losses for the year ended December 31, 2002 compared with $36,000 for the year ended December 31, 2001. The decrease is primarily attributable to overall excellent credit quality and a decrease in loans receivable. The allowance for loan losses was $326,000 at December 31, 2002 and amounted to .38% of loans receivable compared with $298,000 at December 31, 2001 and .32% of loans receivable. There were no loans delinquent 60 days or more at December 31, 2002. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon various factors such as the performance and composition of the Company's loan portfolio, the economy, changes in real estate values, interest rates and the view of the regulatory authorities toward allowance levels and inflation.

On a quarterly basis, management of the Bank meets to review the adequacy of the allowance for loan losses. Management classifies loans in compliance with regulatory classifications. Classified loans are individually reviewed to arrive at specific reserves for those loans. Once the specific portion of the allowance is calculated, management calculates a historical portion for each loan category based on loan loss history, peer data, current economic conditions and trends in the portfolio, including delinquencies and impairments, as well as changes in the composition of the loan portfolio. Although management believes the allowance for loan losses was at a level adequate to absorb probable incurred losses on existing loans at December 31, 2002, there can be no assurance that such losses will not exceed estimated amounts.

NON-INTEREST INCOME. Non-interest income increased by $184,000 and amounted to $582,000 for the year ended December 31, 2002 compared with $398,000 for the year ended December 31, 2001. The increase was primarily attributable to a $170,000 increase in gains on the sale of investment securities available for sale. Gains on sales of mortgage loans increased to $75,000 for the year ended December 31, 2002 compared with $64,000 for the year ended December 31, 2001, primarily due to increased sales of long-term fixed-rate loans.

NON-INTEREST EXPENSE. Non-interest expense increased by $187,000 and amounted to $3.3 million for the year ended December 31, 2002 from $3.2 million for the year ended December 31, 2001. The increase was primarily attributable to a $159,000 increase in other non-interest expense and professional fees. The increase in other non-interest expense was primarily related to an increase in costs associated with the deployment of new automated teller machines and the settlement of a lawsuit. The increase in professional fees was primarily related to the lawsuit that was settled in the fourth quarter of 2002 and fees associated with a new branch location. In addition, there was a $50,000 increase in data processing expense primarily related to an upgrade of hardware and software systems and expense related to the introduction of an internet banking product.

INCOME TAX EXPENSE. The allocation for income taxes increased by $147,000 and amounted to $460,000 for the year ended December 31, 2002 from $313,000 for the year ended December 31, 2001. The increase was primarily related to an increase in net income before taxes. The effective tax rate was 39.0% for the year ended December 31, 2002 compared with 39.2% for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary source of funds are deposits, which include both retail and brokered, borrowings from the FHLB of Chicago, amortization and prepayment of loans and mortgage-backed securities and sales and maturities of other investment securities. The Bank can also borrow from its correspondent banks. The Bank uses its liquid resources to fund loan commitments, to meet operating expenses, to invest and to fund deposit withdrawals. Management believes that loan repayments and the other sources of funds will be adequate to meet the liquidity needs of the Bank.

The OTS requires the Bank to maintain sufficient liquidity to ensure its safe and sound operation. At December 31, 2002, the Bank's liquidity ratio was 22.2% compared with 16.7% at December 31, 2001. The increase was primarily attributable to loan prepayments temporarily invested in short-term liquid assets and securities available for sale.

The Company's most liquid assets are cash and cash equivalents, which include federal funds and interest-bearing deposits. The level of these assets are dependent upon the Company's operating, financing and lending, and investing activities during any given period. At December 31, 2002, cash and cash equivalents totaled $18.3 million compared with $19.7 million at December 31, 2001. These activities are summarized in the Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001.

Certificates of deposit scheduled to mature in one year or less at December 31, 2002, totaled approximately $20.8 million. Management believes, based on its ability to adjust rates on those accounts to market levels, that a significant portion of such deposits will remain with the Company. The Company will continue to focus on shifting its liability mix from higher cost certificates of deposit to lower cost transaction accounts that do not earn interest and produce fee income. The Company will continue to use retail and brokered certificates of deposit as alternate funding sources.

COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the Bank had outstanding commitments to originate loans in the amount of $1.2 million and unused lines of credit totaling $9.7 million. The Bank leases a branch office in Wilmette, Illinois. Monthly rent and maintenance and tax payments amount to $2,700 per month. The Bank has signed a lease for a free standing branch facility in a yet to be constructed shopping center in the Humboldt Park neighborhood of Chicago. The office will be approximately 2,000 square feet and will include a drive thru facility. The lease has an initial ten year term with an average annual cost of $82,000. Occupancy is expected to be August 2003.

The following tables disclose contractual obligations and commercial commitments of the Company as of December 31, 2002:

	Total	Less Than 1Year	1 - 3 Years	4 - 5 Years	Over 5 Years
FHLB advances	$31,000	3,500	9,500	2,000	16,000
Total contractual cash obligations	$31,000	3,500	9,500	2,000	16,000

	Total Amounts Committed	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
Unused lines of credit	$9,660	373	530	8,757	-
Commitments to make loans (at market rates)	1,201	-	-	-	1,201
Construction loans in process	1,019	1,019	-	-	-
Total commitments	$11,880	1,392	$530	$8,757	$1,201

CAPITAL REQUIREMENTS

Current regulatory standards impose the following capital requirements on the Bank and other thrifts: a risk-based capital standard expressed as a percentage of risk-adjusted assets, a leverage ratio of Tier 1 capital to total adjusted assets, and a core capital ratio expressed as a percentage of total adjusted assets. As of December 31, 2002, the Bank exceeded its regulatory capital standards. At such date, the Bank's core capital, Tier 1 capital and risk-based capital of $13.2 million, $13.2 million and $13.6 million, respectively, exceeded the applicable minimum requirements by $7.7 million, $10.3 million, and $7.7 million respectively.

RECENT ACCOUNTING DEVELOPMENTS

FASB Statement (FAS) 148, Accounting for Stock-Based Compensation - Transition and Disclosure was issued in December 2002. Management is currently studying the requirements of FAS 148. It applies to annual financial statements for fiscal years ending after December 15, 2002 and to interim financial statements for interim periods beginning after December 15, 2002. The statement requires more prominent disclosure of how an entity's accounting policy for compensation affects net income; amends FAS 123 to provide three choices regarding how to adopt FAS 123; and amends APB 28, Interim Financial Reporting, to require companies still using APB Opinion 25 for stock based compensation to provide tabular disclosure in interim financial statements of the effects that using FAS 123 would have on compensation expense, net income, and earnings per share.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally requires the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The OTS requires all regulated thrift institutions to calculate the estimated change in the Bank's net portfolio value (NPV) assuming instantaneous, parallel shifts in the Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

The OTS provides all institutions that file a Consolidated Maturity/Rate schedule (CMR) as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of NPV. The OTS simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of NPV. The OTS model estimates the economics value of each type of asset, liability, and off-balance sheet contract under the assumption that the Treasury yield curve shifts instantaneously and parallel up and down 100 to 300 basis points in 100 basis point increments. The OTS provides thrifts the results of their interest rate sensitivity model, which is based on information provided by the Bank, to estimate the sensitivity of NPV. Due to the low interest rate environment the negative 200 and 300 basis point categories are currently not applicable.

The OTS model utilizes an option-based pricing approach to estimate the sensitivity of mortgage loans. The most significant embedded option in these types of assets is the prepayment option of the borrowers. The OTS model uses various price indications and prepayment assumptions to estimate sensitivity of mortgage loans.

In the OTS model, the value of deposit accounts appears on the asset and liability side of the NPV analysis. In estimating the value of certificate of deposit accounts, the liability portion of the CD is represented by the implied value when comparing the difference between the CD face rate and available wholesale CD rates. On the asset side of the NPV calculation, the value of the "customer relationship" due to the rollover of retail CD deposits represents an intangible asset in the NPV calculation.

Other deposit accounts such as transaction accounts, money market deposit accounts, passbook accounts, and non-interest bearing accounts also are included on the asset and liability side of the NPV calculation in the OTS model. The accounts are valued at 100% of the respective account balances on the liability side. On the assets side of the analysis, the value of the "customer relationship" of the various types of deposit accounts is reflected as a deposit intangible.

The NPV sensitivity of borrowed funds is estimated by the OTS model based on a discounted cash flow approach. The cash flows are assumed to consist of monthly interest payments with principal paid at maturity.

The OTS model is based only on the Bank's balance sheet. The assets and liabilities at the parent company level are short-term in nature, primarily cash and equivalents, and were not considered in the analysis because they would not have a material effect on the analysis of NPV sensitivity. The following table sets forth the Company's most recent interest rate sensitivity of NPV, as of December 31, 2002. The changes reflected in the table are within the limits established by the board of directors.

	Net Portfolio Value			Net Portfolio Value as a % of Present Value of Assets	
Changes in Rates	$ Amount	$ Change	% Change	NPV Change	Change
+300 bp	11,507	-2,383	-17%	8.43%	-124 bp
+200 bp	12,840	-1,050	-8%	9.22%	-45 bp
+100 bp	13,943	53	-0%	9.83%	-15 bp
0 bp	13,890	0	0%	9.67%	0 bp
-100 bp	12,830	-1,060	-8%	8.88%	-80 bp
-200 bp	--	--	--%	--%	-- bp
-300 bp	--	--	--%	--%	-- bp

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
North Bancshares, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statements of financial condition of North Bancshares, Inc. and Subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 14, 2003, except as
to Note 6 as to which
the date is March 4, 2003

NORTH BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001
(In thousands, except share data)

	2002	2001
ASSETS		
Cash and due from banks	$ 1,629	$ 1,497
Interest-bearing deposits	4,338	2,446
Federal funds sold	12,253	14,697
Investment in dollar denominated mutual funds	83	1,098
Cash and cash equivalents	18,303	19,738
Securities available for sale	26,875	18,753
Stock in Federal Home Loan Bank of Chicago, at cost	3,999	2,770
Loans receivable, net	86,464	93,425
Accrued interest receivable	503	725
Premises and equipment, net	850	743
Other assets	799	607
Total assets	$ 137,793	$ 136,761
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Interest-bearing	$ 85,074	$ 82,964
Non-interest-bearing	5,076	4,484
Borrowed funds	31,000	31,750
Advance payments by borrowers for taxes and insurance	871	770
Amounts due to broker	-	1,000
Accrued interest payable and other liabilities	1,867	2,300
Total liabilities	123,888	123,268
Stockholders' equity		
Preferred stock, $.01 par value. Authorized 500,000 shares; none outstanding	-	-
Common stock, $.01 par value. Authorized 3,500,000 shares; issued 1,914,075	19	19
Additional paid in capital	13,284	13,251
Retained earnings, substantially restricted	12,140	11,928
Treasury stock, at cost (776,046 and 757,301 shares in 2002 and 2001 respectively)	(11,745)	(11,552)
Accumulated other comprehensive income (loss)	259	(42)
Unearned stock awards	(52)	-
Common stock acquired by Employee Stock Ownership Plan	-	(111)
Total stockholders' equity	13,905	13,493
Total liabilities and stockholders' equity	$ 137,793	$ 136,761

See accompanying notes to consolidated financial statements.

NORTH BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2002 and 2001
(In thousands, except share data)

	2002	2001
Interest income:		
Loans receivable	$ 6,641	$ 6,842
Interest-bearing deposits and federal funds sold	195	464
Securities available for sale	1,363	1,738
Dividends on FHLB stock and other	191	175
Total interest income	8,390	9,219
Interest expense		
Deposit accounts	2,687	3,452
Borrowed funds	1,733	2,174
Total interest expense	4,420	5,626
Net interest income before provision for loan losses	3,970	3,593
Provision for loan losses	28	36
Net interest income after provision for loan losses	3,942	3,557
Noninterest income:		
Gain on sale of mortgage loans held-for-sale	75	64
Gain on sale of securities available-for-sale	181	11
Fees and service charges	311	304
Other	15	19
Total noninterest income	582	398
Noninterest expense:		
Compensation and benefits	1,848	1,812
Occupancy expense	442	457
Professional fees	216	151
Data processing	268	218
Advertising and promotion	98	141
Other	472	378
Total noninterest expense	3,344	3,157
Income before income tax expense	1,180	798
Income tax expense	460	313
Net income	$ 720	$ 485
Earnings per share:		
Basic	$ .62	$ .42
Diluted	.62	.42

See accompanying notes to consolidated financial statements.

NORTH BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2002 and 2001
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Award	Common Stock Acquired by ESOP	Total
Balance at January 1, 2001	$ 19	$ 13,242	$ 11,955	$ (11,316)	$ (895)	$ -	$ (222)	$ 12,783
Net income	-	-	485	-	-	-	-	485
Other comprehensive income, net of tax:								
Change in unrealized gain (loss) on securities available-for-sale	-	-	-	-	538	-	-	538
Change in minimum pension liability	-	-	-	-	315	-	-	315
Comprehensive income								1,338
ESOP shares released	-	59	-	-	-	-	111	170
Purchase of treasury stock, 31,479 shares	-	-	-	(343)	-	-	-	(343)
Cash dividend ($.44 per share)	-	-	(512)	-	-	-	-	(512)
Reissuance of treasury stock upon exercise of 7,000 shares	-	(50)	-	107	-	-	-	57
Balance at December 31, 2001	19	13,251	11,928	(11,552)	(42)	-	(111)	13,493
Net income	-	-	720	-	-	-	-	720
Other comprehensive income, net of tax:								
Change in unrealized gain (loss) on securities available-for-sale	-	-	-	-	301	-	-	301
Comprehensive income	-	-	-	-	-	-	-	1,021
ESOP shares released	-	76	-	-	-	-	111	187
Stock awards earned	-	-	-	-	-	13	-	13
Issuance of stock awards 5,000 shares	-	(11)	-	76	-	(65)	-	-
Purchase of treasury stock, 28,745 shares	-	-	-	(345)	-	-	-	(345)
Cash dividend ($.44 per share)	-	-	(508)	-	-	-	-	(508)
Reissuance of treasury stock upon exercise of 5,000 shares	-	(32)	-	76	-	-	-	44
Balance at December 31, 2002	$ 19	$ 13,284	$ 12,140	$(11,745)	$ 259	$ (52)	$ -	$ 13,905

See accompanying notes to consolidated financial statements.

NORTH BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001
(In thousands)

	2002	2001
Cash flows from operating activities:		
Net Income	$ 720	$485
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	95	110
Deferred income tax expense	32	39
Provision for loan losses	28	36
Deferred loan fees, net of amortization	(18)	58
Amortization of premiums and discounts, net	(269)	(19)
ESOP and stock awards expense	200	170
Federal Home Loan Bank stock dividend	(229)	(150)
Gain on sale of mortgage loans held-for-sale	(75)	(64)
Gain on sale of securities available-for-sale	(181)	(11)
Net changes in loans held for sale	75	64
Net change in:		
Accrued interest receivable	222	242
Other assets	(192)	368
Other liabilities, net	(620)	612
Net cash (used in) provided by operating activities	(212)	1,940
Cash flows from investing activities:		
Maturities, prepayments and calls of securities available for sale	7,798	13,700
Purchase of securities available for sale	(24,537)	(986)
Proceeds from sales of securities available for sale	8,523	934
Loan originations and repayments, net	6,951	(2,754)
Purchase of Federal Home Loan Bank stock	(1,000)	(715)
Purchase of premises and equipment	(202)	(50)
Net cash (used in) provided by investing activities	(2,467)	10,129

(Continued)

NORTH BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001
(In thousands)

	2002	2001
Cash flows from financing activities:		
Net change in deposit accounts	$2,702	$6,131
Proceeds from borrowed funds	2,500	15,000
Repayments of borrowed funds	(3,250)	(21,450)
Net change in advance payments by borrowers for taxes and insurance	101	(298)
Payment of cash dividends	(508)	(512)
Proceeds from stock options exercised	44	57
Purchase of treasury stock	(345)	(343)
Net cash provided by (used in) financing activities	1,244	(1,415)
Net change in cash and cash equivalents	(1,435)	10,654
Cash and cash equivalents at beginning of year	19,738	9,084
Cash and cash equivalents at end of year	$18,303	$19,738
Supplemental disclosures of cash flow information:		
Cash payments during the period for:		
Interest	$4,462	$5,684
Taxes	356	510
Supplemental disclosures of noncash activities		
Amount due to broker for purchase of securities	-	1,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

North Bancshares, Inc. (the Company) was incorporated in August 1993 as a holding company to purchase 100% of the common stock of North Federal Savings Bank (Savings Bank) and subsidiary. The Savings Bank converted from the mutual form to a stock form institution and the Company completed its initial public offering on December 21, 1993 at which time it purchased all of the outstanding shares of the Savings Bank. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the thrift industry.

The company provides financial services through its offices in Cook County, Illinois. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold. Included in cash and cash equivalents at December 31, 2002, was $13,048 with the Company's main correspondent bank.

The following is a description of the more significant of those policies which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, the Savings Bank, and its wholly owned subsidiary, North Financial Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies, are particularly subject to change.

Securities: Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Investment in Mutual Funds: The investment in mutual funds is carried at estimated fair value. Fair value is based on the month-end net asset value as provided by the funds. Declines in the fair value deemed to be other than temporary are charged to operations. The cost of securities sold is determined on the basis of average cost.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the life of the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent (180 days for residential mortgages) unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 90 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are bought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to the interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

(Continued)

(Dollars in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (Continued)

Premises and Equipment: Land is carried at cost. Depreciation of office property and equipment is accumulated primarily on the straight-line method over the estimated useful lives ranging from 3 years to 50 years of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease. At December 31, 2002 and 2001 leasehold improvements were fully depreciated.

Long term Assets: Premises and equipment and other long term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Only options where the exercise price is below the current market price are included in calculating diluted earnings per share. Stock awards were not considered in the computation of diluted earnings per share because the effects of the assumed exercise would have been anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31.

	2002	2001
Numerator - net income	$ 720	$ 485
Denominator:		
Basic earnings per share-weighted average shares outstanding	1,154,492	1,149,176
Effect of dilutive stock options outstanding	9,980	13,511
Diluted earnings per share-adjusted weighted average shares outstanding	1,164,472	1,162,687
Basic earnings per share	$.62	$.42
Diluted earnings per share	$.62	$.42

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Options vest immediately on the grant date. No options were granted in 2002 or 2001 and therefore there was no impact on net income or basic and diluted earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (Continued)

Cash Flows: Cash and cash equivalents includes cash and due from banks, interest-bearing deposits, dollar denominated mutual funds, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Financial Reporting of Segments: Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The Company operates as a single segment.

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in minimum pension liability which are also recognized as separate components of equity.

Newly Issued But Not Yet Effective Accounting Standards: New Accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

(Continued)

(Dollars in thousands, except share data)

NOTE 2 - SECURITIES AVAILABLE-FOR-SALE

Year-end securities available-for-sale are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2002			
U.S. Government agency securities	$ 4,068	$ 73	$ (-)
Mortgage-backed securities	14,503	285	(32)
Mutual funds	8,252	77	(-)
Other	52	-	(11)
	$26,875	$435	$ (43)
2001			
U.S. Government agency securities	$7,013	$18	$ (5)
Mortgage-backed securities	11,707	27	(74)
Other	33	-	(30)
	$18,753	$45	$(109)

The fair value of securities available-for-sale by contractual maturity at year end 2002 are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities and mutual funds, are shown separately.

	Fair Value
Due in one through five years	$ 3,042
Due after ten years	1,026
Mortgage-backed	14,503
Mutual funds	8,252
Other	52
	$26,875

Sale of securities available-for-sale were as follows:

	2002	2001
Proceeds	$ 8,523	$ 934
Gross gains	181	11
Gross losses	-	-

(Continued)

(Dollars in thousands, except share data)

NOTE 3 - LOANS RECEIVABLE

Loans at year-end were as follows:

	2002	2001
Mortgage loans:		
One-to four-family	$46,912	$64,581
Multifamily	2,761	4,099
Commercial real estate	23,317	17,876
Total mortgage loans	72,990	86,556
Commercial loans	1,562	1,613
Consumer loans	12,474	5,808
Total loans receivable	87,026	93,977
Less:		
Deferred loan fees, net	236	254
Allowance for loan losses	326	298
Total	$86,464	$93,425

Activity in the allowance for loan losses is summarized as follows:

	2002	2001
Balance at beginning of year	$298	$262
Provision for loan losses	28	36
Balance at end of year	$326	$298

The Company did not have any loans considered to be impaired during 2002 or 2001.

Mortgage loans serviced for others amounted to approximately $5,930 and $3,438 as of year-end 2002 and 2001, respectively.

Servicing Rights	2002	2001
Beginning of year	$ 32	$ 1
Additions	40	55
Amortized to expense	(15)	(24)
End of year	$57	$32

(Continued)

(Dollars in thousands, except share data)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2002	2001
Land	$ 100	$ 100
Office building	1,101	1,101
Furniture, fixtures and equipment	1,282	1,270
Leasehold improvement	87	87
	2,570	2,558
Accumulated depreciation	(1,720)	(1,815)
	$ 850	$ 743

The Company currently leases space for its Wilmette branch. The lease expires September 30, 2004. Minimum future lease payments during 2003 will be $33 and will be approximately $25 in 2004.

In August 2002, the Company signed a lease for a new branch location. The lease term will be for ten years with three five-year renewal options. The average annual rental expense will be approximately $82 per year. The lease becomes effective on the first day of occupancy which is expected to be August 2003.

NOTE 5 - DEPOSIT ACCOUNTS

Scheduled maturities of time deposits for the next five years and thereafter were as follows:

2003	$ 20,821
2004	6,045
2005	8,908
2006	4,067
2007	6,141
Thereafter	53
	$ 46,035

Certificates of deposit of $100 or more totaled $16,682 and $15,983 at year-end 2002 and 2001, respectively.

(Dollars in thousands, except share data)

NOTE 6 - BORROWED FUNDS

Borrowed funds are summarized as follows at year-end 2002 and 2001:

FHLB Advances

	2002	2001
Fixed terms, matures August 2002 through January 2011; range of rates 4.30% to 6.65%; averaging 5.36%	$ -	$ 31,750
Fixed terms, matures March 2003, through January, 2011; range of rates 2.90% to 6.65%; averaging 5.19%	31,000	-
	$ 31,000	$ 31,750

Scheduled repayments and maturities of the borrowings at year-end 2002 are as follows:

2003	$ 3,500
2004	2,500
2005	7,000
2006	2,000
2007	-
Thereafter	16,000
	$ 31,000

The Savings Bank maintains a collateral pledge agreement covering advances whereby the Savings Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, first mortgage loans on improved residential property not more than 90 days delinquent, aggregating no less than 167% of the outstanding advances from the Federal Home Loan Bank of Chicago. At December 31, 2002 the Company's collateral pledged to the FHLB was less than the required amount needed to collateralize the outstanding advances. Subsequent to year-end, management pledged additional securities to cover the shortage. At December 31, 2002, $21,000 of Federal Home Loan Bank advances had various call provisions. All stock in the FHLB of Chicago is pledged as additional collateral for these advances.

The Company has a $500 unsecured line of credit from an unrelated financial institution. The line provides for an interest rate at the prime rate or 225 basis points over the three-month LIBOR. The line requires quarterly payments of accrued interest and one payment of all outstanding principal plus accrued interest at maturity. The line of credit was renewed on February 25, 2003 and has a maturity date of February 25, 2004.

(Continued)

(Dollars in thousands, except share data)

NOTE 7 - INCOME TAXES

Income tax expense is comprised as follows for the years ended 2002 and 2001:

	2002	2001
Federal:		
Current	$ 428	$ 274
Deferred	28	39
	456	313
State:		
Deferred	4	-
	$ 460	$ 313

Income tax expense resulted in an effective tax rate of 39.0% and 39.2% for the years ended 2002 and 2001, respectively. The reasons for the difference between the effective tax rate and the statutory Federal income tax rate are shown below:

	Years Ended December 31,	
	2002	2001
	(Percentage of earnings before income taxes)	
Federal income tax rate	34.0%	34.0%
Items affecting federal income tax rate:		
State income tax, net of federal benefit	.3	-
Non-deductible compensation expense	2.2	2.5
Other, net	2.5	2.7
Effective income tax rate	39.0%	39.2%

(Continued)

(Dollars in thousands, except share data)

NOTE 7 - INCOME TAXES (Continued)

The tax effects of existing temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at year-end are:

	2002	2001
Deferred tax assets:		
State net operating loss carryforwards	$ 35	$ 70
Unrealized loss on securities available-for-sale	-	22
Allowance for loan losses	126	115
Other	36	13
Gross deferred tax assets	197	220
Deferred tax liabilities:		
Dividends received in stock, not recognized for tax purposes	$ 236	$ 147
Unrealized gains on securities available-for-sale	133	-
Tax depreciation in excess of book depreciation	195	194
Excess of tax bad debt reserved over base year	21	43
Deferred loan fees	3	5
Pension expense	160	178
Other	1	18
Gross deferred tax liabilities	749	585
Net deferred tax liability	$ 552	$ 365

Retained earnings as of year-end 2002 included $3,137 for which no provision for federal income tax had been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(Continued)

(Dollars in thousands, except share data)

NOTE 8 - PENSION PLAN

The Company has a qualified noncontributory pension plan covering substantially all full-time employees employed more than six months and over 20-1/2 years of age, including part-time employees working over 1,000 hours per year. The Savings Bank's funding policy provides that payments to the plan shall be consistent with the Employee Retirement Income Security Act of 1974 using the frozen entry age actuarial cost method.

The Company's pension plan data for the years ended 2002 and 2001 is shown below:

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,729	$ 3,586
Service cost	94	83
Interest cost	234	242
Actuarial (gain) loss	357	62
Benefits paid	(241)	(244)
Benefit obligation at end of year	$ 4,173	$ 3,729
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 3,941	$ 3,053
Actual return on plan assets	541	995
Company contributions	152	137
Benefits paid	(241)	(244)
Fair value of plan assets at end of year	$ 4,393	$ 3,941
Reconciliation of funded status:		
Funded status	$ 220	$ 212
Unrecognized net actuarial loss	405	247
Unrecognized transition asset	-	(2)
Unrecognized prior service cost	(6)	(7)
Prepaid benefit cost	$ 619	$ 450

Net pension cost for the years ended 2002 and 2001 includes the following components:

	2002	2001
Service cost benefits earned during the year	$ 94	$ 83
Interest cost on projected benefit obligation	234	242
Expected return on plan assets	(341)	(270)
Net amortization and deferral	(3)	37
	$ (16)	$ 92

(Continued)

(Dollars in thousands, except share data)

NOTE 8 - PENSION PLAN (Continued)

The projected benefit obligation was determined using an assumed weighted-average discount rate of 6.25% and 6.5% in 2002 and 2001, and an assumed compensation increase of 4% in 2002 and 2001. The assumed weighted-average long-term rate of return on plan assets was assumed to be 8.50% and 8.75% in 2002 and 2001.

NOTE 9 - STOCK OPTION PLAN

In 1993, the Company adopted a stock option plan (the plan) pursuant to which the Company's Board of Directors may grant stock options to directors, officers, and employees of the Company and the Savings Bank. The number of common shares authorized under the plan is 208,294, equal to 10% of the total number of shares issued in the initial stock offering. The exercise price is equal to the fair value of the common stock at the date of grant. The option term cannot exceed ten years from the grant date. At December 31, 2002, there were 5,000 additional shares available for grant under the plan.

A summary of the status of the stock option plan for the years ended 2002 and 2001 is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	55,622	$ 9.87	62,622	$ 9.53
Granted	-	-	-	-
Exercised	(5,000)	$ 6.67	(7,000)	6.67
Outstanding and exercisable at end of year	50,622	$ 10.17	55,622	$ 9.87

Options outstanding and exercisable at year-end 2002 were as follows:

Range of exercise price	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$6.67 - $7.75	28,124	1.4	$ 7.05
$11.50 - $14.83	22,498	5.4	14.10
Outstanding at year end	50,622	3.2	$10.18

(Continued)

(Dollars in thousands, except share data)

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN

The Employee Stock Ownership Plan (ESOP) covers substantially all employees with more than six months of employment who have attained the age of 20-1/2. The plan was funded by a loan in the amount of $1,111 from the Company to the ESOP Trust at a rate of 8% with principal and interest payments due quarterly and maturing on December 31, 2002. The loan is secured by the shares of the Company purchased with the loan proceeds. The Savings Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund its debt service requirements on the loan. The ESOP purchased 166,635 common shares of the Company in the conversion with the loan proceeds. The balance of the ESOP loan is reported as a reduction in stockholders' equity. In 2002 and 2001, contributions to the ESOP of $187 and $170 were used to fund principal and interest payments on the ESOP debt. These contributions resulted in the release of 13,102 shares and 14,100 shares in 2002 and 2001. Dividends on ESOP shares are reinvested in Company stock held by the ESOP.

Shares held by the ESOP were as follows:

	2002	2001
Allocated to participants	124,259	110,586
Unearned	-	13,102
Total ESOP shares	124,259	123,688
Fair value of unearned shares	$ -	$ 170

Distributions of ESOP shares were 3,190 shares and 10,864 shares in 2002 and 2001, respectively. Dividends were used to purchase 3,761 shares and 3,601 shares in 2002 and 2001.

NOTE 11 - 401-K PLAN

On January 1, 2003, the Bank initiated a 401-K plan for all employees who have completed 12 months of continuous employment and who have attained age 21. The plan allows participating employees to defer a certain percentage of their salary at each pay period with the Bank providing a safe harbor matching contribution of up to 100% of the first 3% of salary plus 50% of the next 2% of salary.

(Continued)

(Dollars in thousands, except share data)

NOTE 12 - COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2002	2001
Unrealized holding gain and losses on available-for-sale securities	$ 637	$ 841
Less reclassification adjustments for (gains) losses recognized in income	(181)	(11)
Change in minimum pension liability	-	474
Net unrealized gains and losses	456	1,304
Tax effect	(155)	(451)
Other comprehensive income	$ 301	$ 853

NOTE 13 - REGULATION AND SUPERVISION

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of year-end 2002, the most recent notification from the Office of Thrift Supervision categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Savings Bank's category.

(Continued)

(Dollars in thousands, except share data)

NOTE 13 - REGULATION AND SUPERVISION (continued)

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For capital Adequacy Purposes		To be well capitalized Under prompt corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total capital (to risk-weighted assets)	$13,556	18.5%	$5,875	8.0%	$7,344	10.0%
Tier 1 capital (to risk weighted assets)	13,230	18.0	2,938	4.0	4,406	6.0
Tier 1 (core) capital (to adjusted total assets)	13,230	9.6	5,491	4.0	6,864	5.0
2001						
Total capital (to risk-weighted assets)	$13,176	19.9%	$5,287	8.0%	$6,609	10.0%
Tier 1 capital (to risk- weighted assets)	12,878	19.5	2,644	4.0	3,965	6.0
Tier 1 (core) capital (to adjusted total assets)	12,878	9.5	5,449	4.0	6,811	5.0

At the time of the mutual to stock conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest balance sheet appearing in the prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositors will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

The Company may not declare or pay cash dividends on or repurchase any of its shares of capital stock if the effect thereof would cause its net worth to be reduced below applicable regulatory requirements or the amount of the liquidation account if such a declaration and payment would otherwise violate regulatory requirements.

NOTE 14 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration

(Continued)

(Dollars in thousands, except share data)

NOTE 14 - OFF-BALANCE-SHEET ACTIVITIES (Continued)

dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

	2002	2001
Unused lines of credit	$ 9,660	$ 5,553
Commitments to make loans (at market rates)	1,201	1,526
Construction loans in process	1,019	499

Commitments to make loans are generally made for periods of 90 days or less. Fixed rate loan commitments at year-end 2002 totaled $735 and have interest rates ranging from 6.00% to 7.375% and maturities ranging from 5 years to 30 years.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS No. 107), requires the disclosure of estimated fair values of all asset, liability, and off-balance-sheet financial instruments. The estimated fair value amounts under SFAS No. 107 have been determined as of a specific point in time utilizing various available market information, assumptions, and appropriate valuation methodologies. Accordingly, the estimated fair values presented herein are not necessarily representative of the underlying value of the Company. Rather, the disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The use of assumptions and various valuation techniques, as well as the absence of secondary market assets for certain financial instruments, will likely reduce the comparability of fair value disclosure between financial institutions. The Company does not plan to sell most of its assets or settle most of its liabilities at these fair values. The estimated fair values of the Company's financial instruments as of December 31 are set forth in the following table:

(Continued)

(Dollars in thousands, except share data)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INVESTMENTS
(Continued)

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$18,303	$18,303	$19,738	$19,738
Securities available-for-sale	26,875	26,875	18,753	18,753
Stock in Federal Home Loan Bank of Chicago	3,999	3,999	2,770	2,770
Loans receivable, net	86,464	87,477	93,425	93,130
Accrued interest receivable	503	503	725	725
Financial liabilities:				
Deposit accounts	$90,150	$91,985	$87,448	$88,316
Borrowed funds	31,000	34,391	31,750	33,432
Accrued interest payable	168	168	210	210

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security and investments in dollar denominated mutual funds fair values are based on dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of debt is based on current rates for similar financing.

Other assets and liabilities of the Company not defined as financial instruments, such as property and equipment, are not included in the above disclosures. Also not included are nonfinancial instruments typically not recognized in the financial statements such as the value of core deposits, customer goodwill, and similar items.

While the above estimates are based on judgments of the most appropriate factors, there is no assurance that if the Company disposed of these items, the fair value would have been achieved, because the market value may differ depending on the circumstances. The fair values at year end should not necessarily be considered to apply at subsequent dates.

(Continued)

(Dollars in thousands, except share data)

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Presented below are the condensed balance sheets, statements of operations, and statements of cash flows for North Bancshares, Inc.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	2002	2001
ASSETS		
Cash and cash equivalents	$ 136	$ 407
Securities available-for-sale	52	33
Accrued interest receivable and other assets	232	203
Investment in savings bank	13,496	12,856
Total assets	$ 13,916	$ 13,499
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses and other liabilities	11	6
Stockholders' equity	13,905	13,493
Total liabilities and stockholders' equity	$ 13,916	$ 13,499

CONDENSED STATEMENTS OF OPERATIONS

	2002	2001
Dividends from subsidiary	$ 500	$ 833
Interest income	14	23
Gain on sale of securities available-for-sale, net	-	9
Interest expense	-	(3)
Noninterest expense	(97)	(69)
Income before income taxes and equity in undistributed earnings of bank subsidiary	417	793
Income tax benefit	29	14
Equity in undistributed (over distributed) earnings of savings bank	274	(322)
Net income	$ 720	$ 485

(Continued)

(Dollars in thousands, except share data)

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001
Cash flows from operating activities:		
Net income	$ 720	$ 485
Adjustments to reconcile net income to net cash provided by operating activities		
ESOP and compensation expense	200	170
Net change in accrued interest and other assets	(37)	378
Net change in other liabilities	5	(129)
Gain on sale of investment securities available-for-sale, net	-	(9)
Equity in undistributed earnings of the Savings Bank	(274)	322
Net cash provided by operating activities	614	1,217
Cash flows from investing activities:		
Capital contribution to Savings Bank	(76)	(59)
Proceeds from sale of securities available-for-sale	-	9
Net cash used in investing activities	(76)	(50)
Cash flows from financing activities:		
Payment of cash dividend	(508)	(512)
Proceeds from stock options exercised	44	57
Purchase of treasury stock	(345)	(343)
Net cash used in financing activities	(809)	(798)
Net change in cash and cash equivalents	(271)	369
Cash and cash equivalents at beginning of year	407	38
Cash and cash equivalents at end of year	$ 136	$ 407

(Continued)

BOARD OF DIRECTORS

Mary Ann Hass
Chairman of the Board

James L. Ferstel
Attorney at Law

Frank J. Donati, CPA
President
Donati Financial Services, Inc.

Elmer L. Hass
Retired-Cragin Metals Products, Inc.

Joseph A. Graber
President and
Chief Executive Officer

Gregory W. Rose
Managing Partner
Monarch Tool & Die Co.

Robert H. Rusher
Retired-President and
Chief Operating Officer

CURRENT OFFICERS

Joseph A. Graber
President and
Chief Executive Officer

Joseph M. Perri
Senior Vice President
North Federal Savings Bank

Mark F. Metzger
Vice President
North Federal Savings Bank

Warren Rife
Assistant Vice President
North Federal Savings Bank

Victor E. Caputo
Executive Vice President and
Secretary and Chief Operating Officer

Catherine J. Harper
Vice President
North Federal Savings Bank

Susan L. Rodriguez
Assistant Secretary
North Federal Savings Bank

Elizabeth M. Simon
Assistant Vice President
North Federal Savings Bank

Martin W. Trofimuk
Vice President and
Treasurer

Emilie V. Reiter
Assistant Secretary

D. Robert Harless
Assistant Vice President
North Federal
Savings Bank

CORPORATE INFORMATION

Stock Price Information
North Bancshares, Inc. common stock trades on The Nasdaq Stock Market® under the symbol "NBSI." The table below shows the high and low closing sales prices of the common stock during the periods indicated in fiscal 2002 and 2001. On March 3, 2003, North Bancshares, Inc. had approximately 150 shareholders of record and 250 beneficial shareholders. As of that date, there were 1,142,927 shares of common stock issued and outstanding.

	2002		2001	
	High	Low	High	Low
First quarter	$13.00	$11.80	$11.25	$8.94
Second quarter	13.00	12.25	12.00	10.75
Third quarter	13.65	11.52	14.50	11.50
Fourth quarter	14.84	11.26	13.66	12.30

(Continued)

INVESTOR INFORMATION

A copy of North Bancshares, Inc.'s annual report on Form 10-KSB, to be filed with the Securities and Exchange Commission, is available without charge by writing our Corporate Office or can be viewed on line by accessing the SEC's Edgar reporting system or by accessing Nasdaq.com on the Bank's web site and reviewing the current Edgar filings for NBSI.

Victor E. Caputo, Secretary
North Bancshares, Inc.
100 West North Avenue
Chicago, Illinois 60610-1399
(312) 664-4320 E-Mail: vecaputo@northfederal.com www.northfederal.com

Shareholders, investors and analysts interested in additional information may contact the above.

Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of North Bancshares, Inc. will be held at 4:00 P.M., April 25, 2003, at the main office of the Company at 100 West North Avenue, Chicago, Illinois.

Stock Transfer Agent and Registrar
Inquiries regarding stock transfer, registration, lost certificate, lost dividend checks or changes in name and address should be directed to the stock transfer agent and registrar, LaSalle Bank, N. A., by calling 312-904-2584 or by writing:

LaSalle Bank, N.A.
Trust and Asset Management
135 South LaSalle Street
Chicago, IL 60603

Corporate Counsel/Washington, D.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Corporate Counsel/Chicago, IL
John P. Koch
100 West North Avenue
Chicago, IL 60610-1399

Independent Auditors
Crowe, Chizek and Company LLP
One Mid America Plaza
P.O. Box 3697
Oak Brook, IL 60522

Market Makers
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Knight Securities, L. P.
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Trident Securities, Inc.